UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2029 Century Park East, Suite 2400

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,414,134 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 9,415,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

Explanatory Note

This Amendment No. 5 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, Amendment No. 2 to the Schedule 13D filed on November 22, 2017, Amendment No. 3 to the Schedule 13D filed on May 29, 2018 and Amendment No. 4 to the Schedule 13D filed on September 18, 2018,  (together, the “Original Schedule 13D” and together with this Amendment No. 5, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 2.   Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund III, L.P., (“ACOF III”), (ii) ACOF Operating Manager III, LLC (“ACOF Operating Manager III”), (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management Corporation (“Ares Management”), (viii) Ares Voting LLC (“Ares Voting”), (ix) Ares Management GP LLC (“Ares Management GP”), and (x) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 4, 2019, a copy of which is attached hereto as Exhibit 99.2.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined herein) and the other individuals set forth in Schedule A hereto (such other individuals together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of ACOF III is ACOF Operating Manager III, and the general partner of ACOF Operating Manager III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings. The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (“Class B Ares Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (“Class C Ares Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date hereof, the holders of the Class B Ares Common Stock and the Class C Ares Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The executive officers and directors of Ares Management and their principal occupations are set forth in Schedule A hereto. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. The present principal occupation of each of the Board Members is set forth in Schedule A hereto.

Each of the Reporting Persons (other than ACOF III, with respect to the shares of Common Stock held directly by it), and the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the shares of Common Stock, for purposes of Section 13(d) of the Act and the rules thereunder.

(d) During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         Aggregate number and percentage of securities.

As of February 28, 2019, ACOF III directly holds 19,414,134 shares of Common Stock.  Each of the Reporting Persons, as a result of the relationships described in Item 2 of this Schedule 13D, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by ACOF III and reported on the cover pages to this Schedule 13D for such Reporting Person.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, as of February 28, 2019, FS in the aggregate holds 9,415,856 shares of Common Stock, which are included in items 8 and 11 of the cover pages to this Schedule 13D.  The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with FS as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by FS, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The applicable ownership percentages reported in this Schedule 13D are based on an aggregate of 97,917,132 shares of Common Stock outstanding as of February 22, 2019 as reported in the Issuer’s Prospectus filed with the SEC in accordance with Rule 424(b) on February 26, 2019.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.  The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by FS included in Item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)          Transactions within the past 60 days.  On February 28, 2019, ACOF III sold 6,673,401 shares of Common Stock pursuant to the terms of the Fifth Underwriting Agreement (as defined in Item 6 below).  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Fifth Underwriting Agreement

On February 25, 2019, ACOF III, the Issuer, the other selling stockholders identified on Schedule B of the Underwriting Agreement, J.P. Morgan Securities LLC (“JP Morgan”) and Goldman Sachs & Co. LLC (“Goldman Sachs” and together with JP Morgan, the “Underwriters”), entered into an underwriting agreement (the “Fifth Underwriting Agreement”) with respect to, among other things, the sale by ACOF III of 6,673,401 shares of Common Stock (the “Fifth Offering”). On February 28, 2019, pursuant to the Fifth Underwriting Agreement, ACOF III sold 6,673,401 shares of Common Stock to the Underwriters at a price of $37.50 per share. The Underwriters intend to offer the Fifth Offering shares of Common Stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The foregoing description of the Fifth Underwriting Agreement is qualified in its entirety by reference to the full text of the Fifth Underwriting Agreement, a copy of which is filed as Exhibit 12 hereto, and is incorporated by reference into this Item 6.

Sixth Lock-Up Agreement

In connection with the Fifth Underwriting Agreement, on February 25, 2019, ACOF III entered into a lock-up agreement (the “Sixth Lock-Up Agreement”) with the Underwriters. Pursuant to the terms of the Sixth Lock-Up Agreement, ACOF III has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 30 days from the date of the Underwriting Agreement, without the prior written consent of the Underwriters. The foregoing description of the Sixth Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 12 hereto, and is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 12

Underwriting Agreement, by and among ACOF III, the Issuer, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, and the other Selling Stockholders identified in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019).

Exhibit 13	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019).

Exhibit 99.2	Joint Filing Agreement, dated as of March 4, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2019

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF Operating Manager III, LLC
Its Manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES VOTING LLC

By: ARES PARTNERS HOLDCO LLC
Its: Sole Member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Exhibit Index

Exhibit 11

Underwriting Agreement, by and among ACOF III, the Issuer, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, and the other Selling Stockholders identified in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019).

Exhibit 12	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019).

Exhibit 99.2	Joint Filing Agreement, dated as of March 4, 2019, by and among the Reporting Persons.